SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Domestic Issuance of Bonds

1.	Aggregate face value: W140 billion

2.	Class of bonds: Korean Won-denominated unsecured bond

3.	Maturity date: April 3, 2012

4.	Coupon rate: 5.01% per annum

5.	Yield to maturity: 5.01%

6.	Issue date: April 3, 2007

7.	Interest payment method: quarterly in arrear

8.	Method of principal payment: payment on maturity date at 100%

9.	Underwriter: WOORI Investment & Securities Co., Ltd.

Overseas Issuance of Bonds

1.	Aggregate face value: US$200 million

2.	Class of bonds: U.S. dollar-denominated fixed rate overseas note

3.	Re-offer price: 99.374%

4.	Coupon rate: 5.125% per annum

5.	Yield to maturity: 5.269%

6.	Issue date: April 3, 2007

7.	Settlement date: April 11, 2007

8.	Maturity date: April 11, 2012

9.	Interest payment method: semi-annually in arrear

10.	Method of principal payment: payment on maturity date at 100%

11.	Listing exchange: Singapore Stock Exchange

12.	Denomination: denominated in principal amounts of US$100,000 and integral multiples of US$1,000 in excess thereof

13.	Listing exchange: Singapore Stock Exchange

14.	Rating: “A3” by Moody’s and “A-” by S&P

15.	Joint Lead Managers: Citigroup Global Markets Limited, Goldman Sachs International

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 4, 2007
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director